YUKON-NEVADA GOLD CORP. RECORDS A LOSS FROM OPERATIONS AS
IT STARTS TO PREPARE FOR GREATER PRODUCTION FROM ITS OWN
ASSETS

Vancouver, Canada –May 16 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) announced results for its first quarter of 2008. All amounts in this news release are in US dollars, unless otherwise stated.

“The first quarter of 2008 was a significant quarter for the Company as we temporarily closed our producing assets for eight weeks in order to allow us to invest in the refurbishment and modernization of these assets.” said Graham Dickson, the Company’s President and Chief Executive Officer. “These changes to the mines and plant more closely align the operation of the Company’s producing assets with the Corporate culture that emphasizes safety and sound environmental stewardship as the route to increased profitability.” continued Mr. Dickson.

The Company’s Gross Margin from mining operations was reported as a loss of $619,000 for the quarter and this was clearly one effect of the temporary shutdown. Another effect was the reduction in the amounts of gold produced from the Company’s own ore and that produced from purchased ore. Those amounts fell to 8,055 ounces and 6,266 ounces respectively for a total production of 14,291 ounces of gold. The Company experienced a net loss of $8,884,000 after taxes.

The gold ounces produced from Jerritt Canyon ore were sold at an average executed price of $906 per ounce and were produced at a cash cost of $881 per ounce.

Yukon-Nevada Gold’s President and Chief Executive Officer, Graham C. Dickson, commented, “The decision to curtail production for the greater part of the first quarter and for part of the second quarter was made in order to provide the Company with a more reliable and safer production facility as it proceeds to further its plans for far greater production from its own ores at Jerritt Canyon. The Company will continue to improve both our safety and environmental performance with a resultant overall improvement in operations throughout the next two years”

The Company engages in the forward sales of gold produced from ore purchased from third parties. This practice ensures that the Company achieves an acceptable profit margin on this activity. The Company is not hedged on any gold produced from its own Jerritt Canyon ore.

The Company’s excess cash is invested in short-term investments, all with a maturity date of less than 90 days from the date of purchase (these investments are classified as “cash” on the balance sheet). All investments are in “Bearer Deposit Notes” or Bankers Acceptances issued by major Canadian chartered banks. The Company does not have asset-backed securities in its investment portfolio.

Details of the company's financial results are described in the unaudited consolidated financial statements and management's discussion and analysis which will be available on the company's website and on www.sedar.com.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.